Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following transcript is for a podcast made available to all Baker Hughes employees on October 23, 2015.

Red-Blue Podcast Series
Episode 2: “Let’s Talk Talent”
Total Time: 11:48
AUDIO TRANSCRIPT

Participants

Interviewer:	Mary Wiggins – Director of Internal Communications
Interviewees:	Andy Esparza – VP, Chief Human Resources Officer
Dale Kunneman – VP, Human Resources – Integration HR Lead

Introduction

Mary Wiggins:

Hello and welcome to the Red-Blue Podcast Series. I’m Mary Wiggins and today we’re going to talk to Andy Esparza and Dale Kunneman to get some context about what we’re doing around the talent alignment process and also to get an overview of what the HR integration planning workstreams have been doing. But first, let me give you a little bit of background about our guests.

Andy is our Chief Human Resources Officer and, along with that day job, he is the person ultimately responsible for representing our employees to Halliburton. He has more than 30 years of HR experience, most notably with Dell Computer but, even so, I have a feeling that these last nine months with Baker Hughes have expanded his world view of HR dramatically.

Dale Kunneman is the HR Lead for Integration Planning. He and his teams have been meeting with Halliburton on a variety of HR topics, I would say, almost daily, and he has been with Baker Hughes for more than a decade in various positions around the world, including Scotland and Russia, and most recently he was the North America HR VP.

And so with that, nice to have you both and thanks for joining us.

Andy Esparza:

It’s our pleasure, Mary. It’s great to be here. We think these podcasts are going to be a great add to our communication process and we’re looking forward to sharing as much information as we can today.

Dale Kunneman:

I guess from my side, I want to also thank you for the opportunity just to share with you a little bit about our HR workstreams. They’ve been working extremely hard on the people-related processes, and their focus is to ensure a successful Day 1. But specifically, I think we want to spend some time today talking a little bit about how we want to highlight our talent.

Q&A

Mary Wiggins:

Great. Okay, so let’s start with you, Andy, with an overview of the objectives of the talent alignment process and how you see it playing out over the next few months.

Andy Esparza:

Yeah. You know, I think the talent alignment exercise we’re going through is really, really important to the success of the merger. When you bring two big, successful companies like this together, you just want to make sure that it’s done in a logical way and that the best talent has an opportunity to compete for roles.

So I think the first step that I’d say is really defining that organization model and how it’s going to come together, and then our job really after that is to make sure we’re positioning everybody at Baker Hughes in the best way possible so that they get visibility to roles and that Halliburton has enough information and the right information for them to make great decisions as the organization gets staffed.

So, like I said, our job is just to make sure that we’re doing everything we can to give them and provide them with the information and then to position everybody in the best way possible.

Mary Wiggins:

Dale, I know you’ve been really involved in the day-to-day process, so I assume we’re talking about the emails we’ve seen come through where we’re instructed to update our information in ESS and PeopleLink.

Dale Kunneman:

Yeah. Those systems serve as the foundation for the materials that ultimately we’ll share with Halliburton. So as you think about all these requests that have come to your inbox, they’ve been related to PeopleLink, so PeopleLink is our repository I think that people have come to know and love. The information that’s out there, it’s unbelievably useful.

Likewise, we also manage most of the employee data within our SAP system, and so the emails that you’ve been receiving have been asking you to update information like education, work location, and a number of other things related to just your experience and competency base.

And so with that, we are really encouraging you to take the time to do that, if you take a moment just to fill that out. At times I know it can seem like it’s a little bit of an arduous process, it takes a little time to do. I think with anything, though, we want you to be represented in the most complete and accurate way possible. And so with that, that’s what those requests are all about is to serve as the foundation materials.

I would say too, if you receive a request for the data relative to a Talent Profile, if you haven’t received that, don’t feel as if you’ve been left out. We’ve been rolling that across the organization so we don’t overload systems. We had to start at some point and so we’ve kind of been cascading it through. But again, that information will come to you. We want you to put your best foot forward, so take this opportunity. There’s a lot of different venues to put your information in there, so make certain it’s complete.

Mary Wiggins:

So overall, how is the organization responding?

Dale Kunneman:

So it’s a great question. There’s a number of different ways to input your information, and so let me give you kind of one example.

Relative to the education information that we requested, we started the request somewhere in early September and started to track the responses in about the 15th of September. So between the 15th of September and the 23rd of September we had over 12,000 people who went into the education tool and updated their information and, again, a fantastic response. On top of that, though, there were other ways for people to update their information. They could go directly to the HR Service Center with a ticket and then the advisor there could update their information.

So we’ve had a tremendous response there and, again, I appreciate everything that everybody is doing because it helps us and it makes our job easier.

Mary Wiggins:

And so, considering the information that you’re gathering, how is the organization undertaking the design and how are decisions going to be made about staffing?

Dale Kunneman:

Let me speak to design first. First of all, as the two organizations have been working through the planning process, representatives from the product lines on both sides and representatives from the geographic areas as well as representatives from the functional areas have all met and talked about the appropriate organization structure to support, one, current market conditions and also customer requirements, and so it’s a bit of a fit-for-purpose organization, if you will.

After all of that is combined and rolled up, it will ultimately show the design of the final organization, or at least – I’m sorry – the Day 1 organization, because there will be iterations after that. A conscious effort is made to make certain that we create an organization that stabilizes things on Day 1 and that also does not disrupt any kind of customer delivery or service issues.

And so with that, we’re going through that planning process now. After that is defined, and we’ll begin to fill those boxes in, if you will, after a Day 1, because the information can’t be shared about employees until after Day 1, and so much of that work will have to happen after Day 1.

Mary Wiggins:

Andy, so is this a typical process? Is this what companies do in large, complicated mergers?

Andy Esparza:

Yeah, in my experience it is. As Dale mentions, he’s been working really hard with his counterparts at Halliburton, so organization design first. We’re updating all of our information on all of you as we’ve been talking about, as Dale just described.

I think the final thing, if you look at deals of this size, one of the questions that people often ask is, “How are people going to get selected into these roles?” We’re not really sure yet. I mean, that’s still being decided. But I can say in other deals like this, there’s a number of ways that happens. Some people will just be lifted over and moved, and there’s just not a whole lot of selection required. In some cases though, there may be multiple people that they are interested in the same kind of job and seem to be a great fit in the new company, so there very well may be some interviewing processes in place to make the right decisions in those cases. Like I said, other deals have had a variety of things here, so as we get more information on this, as those decisions get made and the process gets more defined, we’ll be happy to come back and let you know how that’s going to work.

Mary Wiggins:

So, Dale or Andy, do you have any sense of timing?

Dale Kunneman:

I think one thing to remember is that we’re still in the integration planning process, and we won’t actually integrate until the transaction closes. So with that, Halliburton does not have access to this point to any of our talent information. We’re truly in a preparatory process at this point, so when the time comes we are absolutely ready to hand that information over and represent all of the talent here accurately.

Timing is going to be dictated by a lot of different things, especially the movement of regulatory approval process, so it’s really hard at this point to really give you a firm date.

Mary Wiggins:

You mentioned the work that’s going on in the various HR workstreams. Can you talk a little bit about that?

Dale Kunneman:

Yeah. The workstreams that exist, and I think we’ve talked about this perhaps in maybe previous context, but the workstreams that exist within HR are related to pre- and post-close workstreams. The pre-workstreams are really those that necessary for us to have a good, solid understanding about the two organizations and what’s necessary for Day 1. So those workstreams will be included in compensation, benefits, your HRIS systems, so your SAP systems that hold all of the information about people, the HR Service Centers, and then Global Mobility, the international assignees and rotators.

We want to make certain that we can on Day 1 create a sense, if you will, of stability. And so with all that, we know we will be hiring people, we know we’ll have to pay people, we know that people want to know who their boss is and the types of roles that they’re in and what they’re being paid and what their benefits are. And so we want to be prepared to share that with employees and help them understand what will change and if things will change. And so those are the workstreams that exist. There are other ones that are post-close, there are things that are not necessary for the deal to close, and so those will be held after Day 1.

Mary Wiggins:

Right, and I assume that we’ll learn more as we move closer.

Dale Kunneman:

Absolutely. We’ll learn more even after we close the deal about what the most optimal structure is, what the most optimal process is. At this point we’re limited to what we can share but we’ve been able to share enough where we can plan a successful Day 1.

Mary Wiggins:

Okay, thanks. So, Dale, just before we wrap up, any thoughts that you’d like to share with the people who are listening?

Dale Kunneman:

My experiences with the Halliburton workstream leads, and as I think all of the folks at Halliburton have been, they’ve been impressed with the Baker Hughes talent. And so with that, this process of talent alignment and of us having the opportunity to surface the talent within Baker Hughes, my encouragement to you is just to make certain that your information is up to date. We feel like we’ve given a lot of opportunities for people to update information. Please don’t disregard those emails. It’s important to us; it’s important to you.

If you make a decision that you want to be part of the new organization, part of an organization that will be world class, an organization that will be set aside from many others, one of the largest oilfield services companies in the world, then we want to represent you appropriately so you can have that opportunity. So, please, take advantage of all these requests that we have made to you.

Mary Wiggins:

Okay, and, Andy, what would you like to add?

Andy Esparza:

I just would say that in the eight months that I’ve been here, what had become really clear to me is just how talented and deep our people are. The company has invested a lot in training and development, rotation assignments. It’s got to be one of the main reasons that Halliburton acquired us in the first place is access to great people, and I’m talking about globally solid, great people. So I think it’s a sense to be optimistic because I think we’re well prepared to compete for roles.

The last thing I’d say is sprint to the end. Your performance matters. If you can have a level of optimism, feel like you belong in this new organization, you carry yourself that way and perform that way, good things are going to happen, so keep that in mind as we continue to go through this process.

Conclusion

Mary Wiggins:

Really good to hear, Andy. So, thank you both for joining us today and I hope this gives employees a little more insight about the process.

Dale Kunneman:

Thank you. We certainly enjoyed it.

Andy Esparza:

Yeah. Thanks, Mary.

Mary Wiggins:

If you have additional questions for Andy or Dale, or a suggestion for a podcast topic, feel free to send an email to us at askredblue@bakerhughes.com. Stay tuned for more podcasts on a variety of topics in the coming weeks.

###

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